Gary A. Miller
                                                       215.851.8472
                                                       gmiller@eckertseamans.com

January 27, 2006


VIA EDGAR

Michael Moran
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
2001 Ross Avenue, Suite 3000
Securities and Exchange Commission

Re:   Clickable Enterprises, Inc
      Item 4.01 Form 8-K filed November 14, 2005
      File No. 0-23737
      ------------------------------------------

Dear Mr. Moran:

This is in response to your letter dated January 19, 2006, addressed to Nicholas
P. Cirillo, President of Clickable Enterprises, Inc. containing the staff's comments regarding the above referenced Form 8-K. In response to your numbered comments:

      1. On January 26, 2006, Clickable filed Amendment No. 1 to the 8-K, on form 8-K/A. The Amendment restates the disclosure in the 8-K to state that Clickable dismissed Weinberg, as you suggested.

      2. Amendment No. 1 to the 8-K includes, as Exhibit 16, the letter from Weinberg stating its agreement with the statements contained in the 8-K, as amended.

Attached to this letter is a letter executed on behalf of Clickable containing the representations requested in your letter.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller

GAM/maw
539974

                           CLICKABLE ENTERPRISES, INC.

                             711 South Columbus Ave
                             Mount Vernon, NY 10550
                              Phone: 91`4-699-5190
                                Fax: 914-663-1233

                                January 27, 2006


Securities and Exchange Commission
Washington, DC 20549

                  Re:  Clickable Enterprises, Inc.
                  Item 4.01 Form 8-K filed November 14, 2005
                  File No. 0-23737
                  ------------------------------------------


            In connection with its response to the comments of SEC staff regarding the above referenced 8-K, Clickable Enterprises, Inc. (the "Company") acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

      o SEC staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

      o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      CLICKABLE ENTERPRISES, INC.

                                      /s/ Nicholas J. Cirillo

                                      -----------------------------------
                                      By:  Nicholas J. Cirillo, President